UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Airgas, Inc.

(Name of issuer)

Common Stock

(Title of class of securities)

009363102

(CUSIP number)

Adam J. Semler

York Capital Management Global Advisors, LLC

767 Fifth Avenue, 17th Floor

New York, New York 10153

Telephone: (212) 300-1300

With copies to:

Richard P. Swanson, Esq.

Arnold & Porter LLP

399 Park Avenue

New York, New York 10022

(Name, address and telephone number of person authorized to receive notices and communications)

March 2, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 009363102
1)	Names of reporting persons JGD Management Corp.
2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3)	SEC use only
4)	Source of funds (see instructions) WC
5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7)	Sole voting power 764,749
	8)	Shared voting power -0-
	9)	Sole dispositive power 764,749
	10)	Shared dispositive power -0-
11)	Aggregate amount beneficially owned by each reporting person 764,749
12)	Check if the aggregate amount in Row (11) excludes certain shares of common stock (see instructions) ☐
13)	Percent of class represented by amount in Row (11) Approximately 0.9%
14)	Type of reporting person (see instructions) IA, CO

Page 2 of 21 Pages

13D

CUSIP No. 009363102
1)	Names of reporting persons York Capital Management Global Advisors, LLC
2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3)	SEC use only
4)	Source of funds (see instructions) WC
5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	7)	Sole voting power 4,239,220
	8)	Shared voting power -0-
	9)	Sole dispositive power 4,239,220
	10)	Shared dispositive power -0-
11)	Aggregate amount beneficially owned by each reporting person 4,239,220
12)	Check if the aggregate amount in Row (11) excludes certain shares of common stock (see instructions) ☐
13)	Percent of class represented by amount in Row (11) Approximately 5.1%
14)	Type of reporting person (see instructions) IA

Page 3 of 21 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule”) relates to the common stock, (the “Common Stock”) of Airgas, Inc. (the “Company”).

The principal executive offices of the Company are located at 259 North Radnor-Chester Road, Suite 100, Radnor, Pennsylvania 19087.

Item 2.	Identity and Background

(a) This Statement is being filed jointly by JGD Management Corp., a Delaware corporation (“JGD”), d/b/a York Capital Management, and York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA” and, together with JGD, the “Reporting Persons”) pursuant to an Agreement of Joint Filing attached hereto as Exhibit 1.

This Statement is being filed by JGD with respect to 764,749 shares of Common Stock directly owned by certain accounts (the “Managed Accounts”) managed by JGD. James G. Dinan is the sole shareholder of JGD.

This Statement is being filed by YGA with respect to:

(i) 1,068,201 shares of Common Stock directly owned by York Capital Management, L.P., a Delaware limited partnership (“York Capital”);

(ii) 1,686,633 shares of Common Stock directly owned by York Investment Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Investment”);

(iii) 532,573 shares of Common Stock directly owned by York Select, L.P., a Delaware limited partnership (“York Select”);

(iv) 493,499 shares of Common Stock directly owned by York Select Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Select Master”);

(v) 177,789 shares of Common Stock directly owned by York Global Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Global Value”);

(vi) 77,000 shares of Common Stock directly owned by York Enhanced Strategies Fund, L.P., a Delaware limited partnership (“York Enhanced Strategies”);

(vii) 4,271 shares of Common Stock directly owned by York Long Enhanced Fund, L.P., a Delaware limited partnership (“York Long Enhanced”); and

Page 4 of 21 Pages

(viii) 199,254 shares of Common Stock directly owned by Jorvik Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“Jorvik”).

YGA, the sole managing member of the general partner of each of York Capital, York Investment, York Select, York Select Master, York Global Value, York Enhanced Strategies, York Long Enhanced and Jorvik, exercises investment discretion over such investment funds and accordingly may be deemed to have beneficial ownership over the shares of Common Stock directly owned by such investment funds.

James G. Dinan is the chairman and one of two senior managers of YGA. Daniel A. Schwartz is also a senior manager of YGA.

Dinan Management, L.L.C., a New York limited liability company (“Dinan Management”), is the general partner of York Capital, York Investment and Jorvik. YGA is the sole managing member of Dinan Management.

York Select Domestic Holdings, LLC, a New York limited liability company (“York Select Domestic Holdings”), is the general partner of York Select and York Select Master. YGA is the sole managing member of York Select Domestic Holdings.

York Global Value Holdings, LLC, a New York limited liability company (“York Global Value Holdings”), is the general partner of York Global Value. YGA is the sole managing member of York Global Value Holdings.

York Enhanced Strategies Management, LLC, a New York limited liability company (“York Enhanced Strategies Management”), is the general partner of York Enhanced Strategies. YGA is the sole managing member of York Enhanced Strategies Management.

York Long Enhanced Domestic Holdings, LLC, a New York limited liability company (“York Long Enhanced Domestic Holdings”), is the general partner of York Long Enhanced. YGA is the sole managing member of York Long Enhanced Domestic Holdings.

The name of each director and each executive officer of JGD is set forth on Exhibit 2 to this Statement, which is incorporated herein by reference.

(b) The principal business office address of each of JGD, YGA, York Capital, York Investment, York Select, York Select Master, York Global Value, York Enhanced Strategies, York Long Enhanced, Jorvik, Dinan Management, York Select Domestic Holdings, York Global Value Holdings, York Enhanced Strategies Management, York Long Enhanced Domestic Holdings, James G. Dinan and Daniel A. Schwartz is:

c/o York Capital Management

767 Fifth Avenue, 17th Floor

New York, New York 10153

Page 5 of 21 Pages

The business address of each other person named in Item 2(a) above is set forth on Exhibit 2 to this Statement, which is incorporated herein by reference.

(c) JGD and YGA are investment managers of certain investment funds and accounts for which they have discretionary investment authority.

Each of York Capital, York Investment, York Select, York Select Master, York Global Value, York Enhanced Strategies, York Long Enhanced and Jorvik is a privately owned investment limited partnership in the principal business of purchasing for investment trading purposes securities and other financial instruments.

Dinan Management is a privately owned limited liability company in the principal business of acting as the general partner of York Capital, York Investment and Jorvik and the general partner or manager of four other private investment funds.

York Select Domestic Holdings is a privately owned limited liability company in the principal business of acting as the general partner of York Select and York Select Master and the manager of one other private investment fund.

York Global Value Holdings is a privately owned limited liability company in the principal business of acting as the general partner of York Global Value and the manager of one other private investment fund.

York Enhanced Strategies Management is a privately owned limited liability company in the principal business of acting as the general partner of York Enhanced Strategies.

York Long Enhanced Domestic Holdings is a privately owned limited liability company in the principal business of acting as the general partner of York Long Enhanced.

The present principal occupation or employment of each other person named in Item 2(a) above is set forth on Exhibit 2 to this Statement, which is incorporated herein by reference.

(d)-(e) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Item 2(a) above has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 6 of 21 Pages

(f) The citizenship of each natural person named in Item 2(a) above is set forth on Exhibit 2 to this Statement, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

As of April 12, 2010, the aggregate amount of funds used to purchase the securities of the Company listed in Item 5(a)(i) was $316,087,162.74.

The source of the funds used by the Reporting Person for the purchase of the securities of the Company listed in Item 5(a)(i) was the respective working capital of the following advisory clients of the Reporting Persons: (i) approximately $48,347,242 of working capital of the Managed Accounts; (ii) approximately $67,482,179 of working capital of York Capital; (iii) approximately $106,464,933 of working capital of York Investment; (iv) approximately $33,596,525 of working capital of York Select; (v) approximately $31,130,426 of working capital of York Select Master; (vi) approximately $11,211,584 of working capital of York Global Value; (vii) approximately $4,999,838 of working capital of York Enhanced Strategies; (viii) approximately $268,253 of working capital of York Long Enhanced and (ix) approximately $12,586,181 of working capital of Jorvik. Working capital in each of these cases was provided by capital contributions of partners, unitholders or shareholders, as the case may be, and internally generated funds.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities of the Company described in Item 5 of this Statement for investment purposes and not with a view towards changing or influencing control of the Issuer. The Company is subject to a tender offer to acquire all outstanding shares of Common Stock of the Company by Air Products Distribution, Inc., a wholly owned subsidiary of Air Products and Chemicals, Inc., which offer commenced on February 11, 2010 (the “Tender Offer”). The Reporting Persons acquired shares of Common Stock following the public announcement of the Tender Offer and may be deemed to have acquired the shares of Common Stock in connection with the Tender Offer under interpretations of the Staff of the Securities and Exchange Commission.

The Reporting Persons reserve the right to purchase additional shares of Common Stock, either separately or together with other persons, to sell all or some of the shares of Common Stock beneficially owned by them or to otherwise trade in the shares of Common Stock, in open market or private transactions, provided that in their judgment such transactions present an attractive (long- or short-term) opportunity for profit. The Reporting Persons also reserve the right to acquire or dispose of derivatives or other instruments related to shares of Common Stock or other securities of the Company, provided that in their judgment such transactions are advisable.

Except as described above, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

Page 7 of 21 Pages

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any change in the board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) any action similar to those enumerated in clauses (a)-(i) above.

The Reporting Persons reserve the right to consider, either separately or together with other persons, plans or proposals relating to or resulting in the occurrence of one or more of the transactions described in clauses (a)-(j) above in the future depending upon then existing factors, including without limitation the market for the shares of Common Stock, the Company’s then prospects, alternative investment opportunities, general economic and money-market investment conditions and other factors deemed relevant from time to time.

Item 5.	Interest in Securities of the Issuer

(a) (i) JGD may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 764,749 shares of Common Stock, which constitute

Page 8 of 21 Pages

approximately 0.9% of the issued and outstanding shares of Common Stock. As the sole shareholder of JGD, James G. Dinan may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by JGD.

(ii) YGA may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 4,239,220 shares of Common Stock, which constitute approximately 5.1% of the issued and outstanding shares of Common Stock.

(iii) York Capital may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,068,021 shares of Common Stock, which constitute approximately 1.2% of the issued and outstanding shares of Common Stock. As the general partner of York Capital, Dinan Management may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Capital.

(iv) York Investment may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,686,633 shares of Common Stock, which constitute approximately 2.0% of the issued and outstanding shares of Common Stock. As the general partner of York Investment, Dinan Management may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Investment.

(v) York Select may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 532,573 shares of Common Stock, which constitute approximately 0.6% of the issued and outstanding shares of Common Stock. As the general partner of York Select, York Select Domestic Holdings may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Select.

(vi) York Select Master may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 493,499 shares of Common Stock, which constitute approximately 0.6% of the issued and outstanding shares of Common Stock. As the general partner of York Select Master, York Select Domestic Holdings may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Select Master.

(vii) York Global Value may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 177,789 shares of Common Stock, which constitute approximately 0.2% of the issued and outstanding shares of Common Stock. As the general partner of York Global Value, York Global Value Holdings may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Global Value.

(viii) York Enhanced Strategies may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 77,000 shares of Common Stock, which constitute approximately 0.1% of the issued and outstanding shares of Common Stock. As the general partner of York Enhanced Strategies, York Enhanced Strategies Management may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Enhanced Strategies.

Page 9 of 21 Pages

(ix) York Long Enhanced may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 4,271 shares of Common Stock, which constitute approximately 0.0% of the issued and outstanding shares of Common Stock. As the general partner of York Long Enhanced, York Long Enhanced Domestic Holdings may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by York Long Enhanced.

(x) Jorvik may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 199,254 shares of Common Stock, which constitute approximately 0.2% of the issued and outstanding shares of Common Stock. As the general partner of Jorvik, Dinan Management may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Jorvik.

(xi) To the knowledge of the Reporting Persons, except as described above, no shares of Common Stock are beneficially owned, or may be deemed to be beneficially owned, by any of the persons named on Exhibit 2 to this Statement.

The number of shares of Common Stock beneficially owned and the percentage of outstanding shares of Common Stock represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentages of ownership described above for JGD, YGA, York Capital, York Investment, York Select, York Select Master, York Global Value, York Enhanced Strategies, York Long Enhanced and Jorvik are based on 82,729,623 shares of Common Stock issued and outstanding as of February 3, 2010 as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on February 8, 2010.

(b) (i) JGD may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 764,749 shares of Common Stock. As the sole shareholder of JGD, James G. Dinan may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 764,749 shares of Common Stock.

(ii) YGA may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 4,239,220 shares of Common Stock.

(iii) York Capital may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,068,201 shares of Common Stock. As the general partner of York Capital, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,068,201 shares of Common Stock.

(iv) York Investment may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,686,633 shares of Common Stock. As the general partner of York Investment, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,686,633 shares of Common Stock.

Page 10 of 21 Pages

(v) York Select may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 532,573 shares of Common Stock. As the general partner of York Select, York Select Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 532,573 shares of Common Stock.

(vi) York Select Master may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 493,499 shares of Common Stock. As the general partner of York Select Master, York Select Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 493,499 shares of Common Stock.

(vii) York Global Value may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 177,789 shares of Common Stock. As the general partner of York Global Value, York Global Value Holdings be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 177,789 shares of Common Stock.

(viii) York Enhanced Strategies may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 77,000 shares of Common Stock. As the general partner of York Enhanced Strategies, York Enhanced Strategies Management be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 77,000 shares of Common Stock.

(ix) York Long Enhanced may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 4,271 shares of Common Stock. As the general partner of York Long Enhanced, York Long Enhanced Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 4,271 shares of Common Stock.

(x) Jorvik may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 199,254 shares of Common Stock. As the general partner of Jorvik, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 199,254 shares of Common Stock.

(xi) To the knowledge of the Reporting Persons, except as described above, none of the persons named on Exhibit 2 to this Statement has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any shares of Common Stock.

(c) The following table sets forth all transactions with respect to the Shares effected during the past sixty (60) days by the Reporting Persons. All such transactions were effected in the open market.

Page 11 of 21 Pages

Date of Transaction	No. of Shares	Price per Share (dollars)	Total Price (dollars)	Transaction Type
2/11/2010	47	61.18234	2,875.57	Purchase
2/11/2010	2,512	61.1418	153,588.20	Purchase
2/11/2010	811	61.1824	49,618.93	Purchase
2/11/2010	4,460	61.1418	272,692.43	Purchase
2/11/2010	1,244	61.1824	76,110.91	Purchase
2/11/2010	1,095	61.14181	66,950.28	Purchase
2/11/2010	338	61.1824	20,679.65	Purchase
2/11/2010	7	61.18286	428.28	Purchase
2/11/2010	1,020	61.1418	62,364.64	Purchase
2/11/2010	315	61.18241	19,272.46	Purchase
2/11/2010	357	61.14182	21,827.63	Purchase
2/11/2010	110	61.18236	6,730.06	Purchase
2/11/2010	14	61.18214	856.55	Purchase
2/11/2010	594	61.1418	36,318.23	Purchase
2/11/2010	184	61.18239	11,257.56	Purchase
2/11/2010	33	61.18242	2,019.02	Purchase
2/16/2010	2,675	61.2188	163,760.29	Purchase
2/16/2010	5,000	61.24	306,200.00	Purchase
2/16/2010	11,649	61.2188	713,137.81	Purchase
2/16/2010	22,100	61.24	1,353,404.00	Purchase
2/16/2010	18,453	61.2188	1,129,670.52	Purchase
2/16/2010	35,500	61.24	2,174,020.00	Purchase
2/16/2010	5,742	61.2188	351,518.35	Purchase
2/16/2010	10,900	61.24	667,516.00	Purchase
2/16/2010	579	61.21881	35,445.69	Purchase
2/16/2010	1,000	61.24	61,240.00	Purchase
2/16/2010	5,302	61.2188	324,582.08	Purchase
2/16/2010	10,200	61.24	624,648.00	Purchase
2/16/2010	1,932	61.2188	118,274.72	Purchase
2/16/2010	3,500	61.24	214,340.00	Purchase
2/16/2010	113	61.21885	6,917.73	Purchase
2/16/2010	100	61.24	6,124.00	Purchase
2/16/2010	942	61.2188	57,668.11	Purchase
2/16/2010	1,600	61.24	97,984.00	Purchase
2/16/2010	3,275	61.2188	200,491.57	Purchase
2/16/2010	6,000	61.24	367,440.00	Purchase
2/16/2010	2,216	61.2188	135,660.86	Purchase
2/16/2010	4,100	61.24	251,084.00	Purchase
2/17/2010	8,187	62.8037	514,173.90	Purchase
2/17/2010	48,400	62.8037	3,039,699.08	Purchase
2/17/2010	7,096	62.7896	445,555.00	Purchase
2/17/2010	7,000	62.7896	439,527.20	Purchase
2/17/2010	4,244	62.7794	266,435.77	Purchase
2/17/2010	31,286	62.8037	1,964,876.56	Purchase
2/17/2010	187,600	62.8037	11,781,974.12	Purchase
2/17/2010	27,223	62.7896	1,709,321.28	Purchase
2/17/2010	27,300	62.7896	1,714,156.08	Purchase
2/17/2010	16,416	62.7794	1,030,586.63	Purchase
2/17/2010	49,696	62.8037	3,121,092.68	Purchase

Page 12 of 21 Pages

Date of Transaction	No. of Shares	Price per Share (dollars)	Total Price (dollars)	Transaction Type
2/17/2010	300,243	62.8037	18,856,371.30	Purchase
2/17/2010	43,369	62.7896	2,723,122.16	Purchase
2/17/2010	43,800	62.7896	2,750,184.48	Purchase
2/17/2010	26,245	62.7794	1,647,645.35	Purchase
2/17/2010	15,510	62.8037	974,085.39	Purchase
2/17/2010	93,500	62.8037	5,872,145.95	Purchase
2/17/2010	13,784	62.7896	865,491.85	Purchase
2/17/2010	13,700	62.7896	860,217.52	Purchase
2/17/2010	8,176	62.7794	513,284.37	Purchase
2/17/2010	1,541	62.80371	96,780.51	Purchase
2/17/2010	8,700	62.8037	546,392.19	Purchase
2/17/2010	1,352	62.7896	84,891.54	Purchase
2/17/2010	1,200	62.7896	75,347.52	Purchase
2/17/2010	768	62.7794	48,214.58	Purchase
2/17/2010	14,545	62.8037	913,479.82	Purchase
2/17/2010	87,000	62.8037	5,463,921.90	Purchase
2/17/2010	12,803	62.7896	803,895.25	Purchase
2/17/2010	12,800	62.7896	803,706.88	Purchase
2/17/2010	7,616	62.7794	478,127.91	Purchase
2/17/2010	5,184	62.8037	325,574.38	Purchase
2/17/2010	30,400	62.8037	1,909,232.48	Purchase
2/17/2010	4,816	62.7896	302,394.71	Purchase
2/17/2010	4,800	62.7896	301,390.08	Purchase
2/17/2010	2,669	62.7794	167,558.22	Purchase
2/17/2010	245	62.78959	15,383.45	Purchase
2/17/2010	100	62.7896	6,278.96	Purchase
2/17/2010	2,390	62.8037	150,100.84	Purchase
2/17/2010	14,100	62.8037	885,532.17	Purchase
2/17/2010	2,108	62.7896	132,360.48	Purchase
2/17/2010	2,000	62.7896	125,579.20	Purchase
2/17/2010	1,237	62.7794	77,658.12	Purchase
2/17/2010	8,653	62.8037	543,440.42	Purchase
2/17/2010	52,100	62.8037	3,272,072.77	Purchase
2/17/2010	7,100	62.7896	445,806.16	Purchase
2/17/2010	7,200	62.7896	452,085.12	Purchase
2/17/2010	4,557	62.7794	286,085.73	Purchase
2/17/2010	5,865	62.8037	368,343.71	Purchase
2/17/2010	35,100	62.8037	2,204,409.87	Purchase
2/17/2010	5,104	62.7896	320,478.12	Purchase
2/17/2010	5,100	62.7896	320,226.96	Purchase
2/17/2010	3,072	62.7794	192,858.32	Purchase
2/18/2010	4,238	62.839	266,311.68	Purchase
2/18/2010	5,651	62.8161	354,973.78	Purchase
2/18/2010	14,127	62.8477	887,849.46	Purchase
2/18/2010	16,394	62.839	1,030,182.57	Purchase
2/18/2010	21,858	62.8161	1,373,034.31	Purchase
2/18/2010	54,646	62.8477	3,434,375.41	Purchase
2/18/2010	26,209	62.839	1,646,947.35	Purchase
2/18/2010	34,945	62.8161	2,195,108.61	Purchase
2/18/2010	87,363	62.8477	5,490,563.62	Purchase

Page 13 of 21 Pages

Date of Transaction	No. of Shares	Price per Share (dollars)	Total Price (dollars)	Transaction Type
2/18/2010	8,164	62.839	513,017.60	Purchase
2/18/2010	10,886	62.8161	683,816.06	Purchase
2/18/2010	27,214	62.8477	1,710,337.31	Purchase
2/18/2010	767	62.839	48,197.51	Purchase
2/18/2010	1,023	62.8161	64,260.87	Purchase
2/18/2010	2,557	62.8477	160,701.57	Purchase
2/18/2010	7,605	62.839	477,890.59	Purchase
2/18/2010	10,140	62.8161	636,955.25	Purchase
2/18/2010	25,351	62.8477	1,593,252.04	Purchase
2/18/2010	2,665	62.839	167,465.93	Purchase
2/18/2010	3,553	62.8161	223,185.60	Purchase
2/18/2010	8,884	62.8477	558,338.97	Purchase
2/18/2010	105	62.83895	6,598.09	Purchase
2/18/2010	139	62.81612	8,731.44	Purchase
2/18/2010	347	62.84769	21,808.15	Purchase
2/18/2010	1,235	62.839	77,606.16	Purchase
2/18/2010	1,647	62.8161	103,458.12	Purchase
2/18/2010	4,117	62.8477	258,743.98	Purchase
2/18/2010	4,550	62.839	285,917.45	Purchase
2/18/2010	6,067	62.8161	381,105.28	Purchase
2/18/2010	15,167	62.8477	953,211.07	Purchase
2/18/2010	3,068	62.839	192,790.05	Purchase
2/18/2010	4,091	62.8161	256,980.67	Purchase
2/18/2010	10,227	62.8477	642,743.43	Purchase
2/19/2010	13,942	63.5296	885,729.68	Purchase
2/19/2010	54,598	63.5296	3,468,589.10	Purchase
2/19/2010	87,288	63.5296	5,545,371.72	Purchase
2/19/2010	27,191	63.5296	1,727,433.35	Purchase
2/19/2010	2,555	63.5296	162,318.13	Purchase
2/19/2010	25,329	63.5296	1,609,141.24	Purchase
2/19/2010	8,876	63.5296	563,888.73	Purchase
2/19/2010	348	63.5296	22,108.30	Purchase
2/19/2010	4,113	63.5296	261,297.24	Purchase
2/19/2010	15,544	63.5296	987,504.10	Purchase
2/19/2010	10,216	63.5296	649,018.39	Purchase
2/22/2010	3,717	63.6392	236,546.91	Purchase
2/22/2010	1,396	63.5141	88,665.68	Purchase
2/22/2010	22,470	63.6392	1,429,972.82	Purchase
2/22/2010	5,467	63.5141	347,231.59	Purchase
2/22/2010	35,924	63.6392	2,286,174.62	Purchase
2/22/2010	8,741	63.5141	555,176.75	Purchase
2/22/2010	10,872	63.6392	691,885.38	Purchase
2/22/2010	2,723	63.5141	172,948.90	Purchase
2/22/2010	1,050	63.6392	66,821.16	Purchase
2/22/2010	256	63.5141	16,259.61	Purchase
2/22/2010	10,129	63.6392	644,601.46	Purchase
2/22/2010	2,536	63.5141	161,071.76	Purchase
2/22/2010	3,549	63.6392	225,855.52	Purchase
2/22/2010	889	63.51411	56,464.04	Purchase
2/22/2010	173	63.63919	11,009.58	Purchase

Page 14 of 21 Pages

Date of Transaction	No. of Shares	Price per Share (dollars)	Total Price (dollars)	Transaction Type
2/22/2010	1,693	63.6392	107,741.17	Purchase
2/22/2010	412	63.5141	26,167.81	Purchase
2/22/2010	6,215	63.6392	395,517.63	Purchase
2/22/2010	1,557	63.5141	98,891.46	Purchase
2/22/2010	4,208	63.6392	267,793.75	Purchase
2/22/2010	1,023	63.51411	64,974.93	Purchase
2/23/2010	6,971	63.6204	443,497.81	Purchase
2/23/2010	27,299	63.6204	1,736,773.30	Purchase
2/23/2010	43,644	63.6204	2,776,648.74	Purchase
2/23/2010	13,595	63.6204	864,919.34	Purchase
2/23/2010	1,277	63.6204	81,243.25	Purchase
2/23/2010	12,665	63.6204	805,752.37	Purchase
2/23/2010	4,438	63.6204	282,347.34	Purchase
2/23/2010	173	63.6204	11,006.33	Purchase
2/23/2010	2,057	63.6204	130,867.16	Purchase
2/23/2010	7,772	63.6204	494,457.75	Purchase
2/23/2010	5,109	63.6204	325,036.62	Purchase
2/25/2010	800	62.6175	50,094.00	Purchase
3/1/2010	7,004	64.9416	454,850.97	Purchase
3/1/2010	66,274	64.9272	4,302,985.25	Purchase
3/1/2010	38,463	64.9416	2,497,848.76	Purchase
3/1/2010	15,963	64.9272	1,036,432.89	Purchase
3/1/2010	7,422	64.9416	481,996.56	Purchase
3/1/2010	1,559	64.9272	101,221.50	Purchase
3/1/2010	725	64.9416	47,082.66	Purchase
3/1/2010	5,266	64.9272	341,906.64	Purchase
3/1/2010	6,731	64.9416	437,121.91	Purchase
3/1/2010	3,756	64.9272	243,866.56	Purchase
3/1/2010	2,504	64.9416	162,613.77	Purchase
3/1/2010	46,200	64.9272	2,999,636.64	Purchase
3/1/2010	30,800	64.9416	2,000,201.28	Purchase
3/1/2010	136	64.92721	8,830.10	Purchase
3/1/2010	91	64.94165	5,909.69	Purchase
3/1/2010	4,761	64.9272	309,118.40	Purchase
3/1/2010	1,212	64.9416	78,709.22	Purchase
3/1/2010	6,085	64.9272	395,082.01	Purchase
3/1/2010	4,057	64.9416	263,468.07	Purchase
3/1/2010	991	64.9416	64,357.13	Purchase
3/2/2010	12,649	65.4961	828,460.17	Purchase
3/2/2010	11,400	65.3983	745,540.62	Purchase
3/2/2010	53,539	65.4961	3,506,595.70	Purchase
3/2/2010	49,000	65.3983	3,204,516.70	Purchase
3/2/2010	93,118	65.4961	6,098,865.84	Purchase
3/2/2010	85,537	65.3983	5,593,974.39	Purchase
3/2/2010	23,772	65.4961	1,556,973.29	Purchase
3/2/2010	21,600	65.3983	1,412,603.28	Purchase
3/2/2010	2,664	65.4961	174,481.61	Purchase
3/2/2010	2,400	65.3983	156,955.92	Purchase
3/2/2010	26,400	65.4961	1,729,097.04	Purchase
3/2/2010	24,200	65.3983	1,582,638.86	Purchase

Page 15 of 21 Pages

Date of Transaction	No. of Shares	Price per Share (dollars)	Total Price (dollars)	Transaction Type
3/2/2010	8,520	65.4961	558,026.77	Purchase
3/2/2010	7,700	65.3983	503,566.91	Purchase
3/2/2010	4,466	65.4961	292,505.58	Purchase
3/2/2010	4,000	65.3983	261,593.20	Purchase
3/2/2010	14,825	65.4961	970,979.68	Purchase
3/2/2010	13,500	65.3983	882,877.05	Purchase
3/2/2010	10,047	65.4961	658,039.32	Purchase
3/2/2010	9,100	65.3983	595,124.53	Purchase
3/3/2010	5,319	65.6729	349,314.16	Purchase
3/3/2010	5,300	65.6729	348,066.37	Purchase
3/3/2010	21,146	65.6729	1,388,719.14	Purchase
3/3/2010	21,200	65.6729	1,392,265.48	Purchase
3/3/2010	36,393	65.6729	2,390,033.85	Purchase
3/3/2010	36,700	65.6729	2,410,195.43	Purchase
3/3/2010	10,702	65.6729	702,831.38	Purchase
3/3/2010	10,700	65.6729	702,700.03	Purchase
3/3/2010	1,091	65.6729	71,649.13	Purchase
3/3/2010	1,000	65.6729	65,672.90	Purchase
3/3/2010	9,966	65.6729	654,496.12	Purchase
3/3/2010	9,900	65.6729	650,161.71	Purchase
3/3/2010	3,621	65.6729	237,801.57	Purchase
3/3/2010	3,600	65.6729	236,422.44	Purchase
3/3/2010	161	65.67292	10,573.34	Purchase
3/3/2010	100	65.6729	6,567.29	Purchase
3/3/2010	1,797	65.6729	118,014.20	Purchase
3/3/2010	1,700	65.6729	111,643.93	Purchase
3/3/2010	5,897	65.6729	387,273.09	Purchase
3/3/2010	5,800	65.6729	380,902.82	Purchase
3/3/2010	3,907	65.6729	256,584.02	Purchase
3/3/2010	4,000	65.6729	262,691.60	Purchase
3/5/2010	11,893	65.3728	777,478.71	Purchase
3/5/2010	90,145	65.3728	5,893,031.06	Purchase
3/5/2010	10,099	65.3728	660,199.91	Purchase
3/5/2010	21,247	65.3728	1,388,975.88	Purchase
3/5/2010	4,602	65.3728	300,845.63	Purchase
3/5/2010	18,819	65.3728	1,230,250.72	Purchase
3/5/2010	6,771	65.3728	442,639.23	Purchase
3/5/2010	265	65.37279	17,323.79	Purchase
3/5/2010	7,695	65.3728	503,043.70	Purchase
3/5/2010	11,825	65.3728	773,033.36	Purchase
3/5/2010	16,639	65.3728	1,087,738.02	Purchase
3/8/2010	5,257	64.9164	341,265.52	Purchase
3/8/2010	21,909	64.9164	1,422,253.41	Purchase
3/8/2010	34,594	64.9164	2,245,717.94	Purchase
3/8/2010	11,056	64.9164	717,715.72	Purchase
3/8/2010	1,085	64.91641	70,434.30	Purchase
3/8/2010	10,242	64.9164	664,873.77	Purchase
3/8/2010	3,748	64.9164	243,306.67	Purchase
3/8/2010	137	64.91642	8,893.55	Purchase
3/8/2010	1,814	64.9164	117,758.35	Purchase

Page 16 of 21 Pages

Date of Transaction	No. of Shares	Price per Share (dollars)	Total Price (dollars)	Transaction Type
3/8/2010	6,071	64.9164	394,107.47	Purchase
3/8/2010	4,087	64.9164	265,313.33	Purchase
3/9/2010	5,732	64.5582	370,047.60	Purchase
3/9/2010	23,893	64.5582	1,542,489.07	Purchase
3/9/2010	37,724	64.5582	2,435,393.54	Purchase
3/9/2010	11,053	64.5582	713,561.78	Purchase
3/9/2010	1,184	64.5582	76,436.91	Purchase
3/9/2010	10,239	64.5582	661,011.41	Purchase
3/9/2010	3,599	64.5582	232,344.96	Purchase
3/9/2010	140	64.55821	9,038.15	Purchase
3/9/2010	1,979	64.5582	127,760.68	Purchase
3/9/2010	4,457	64.5582	287,735.90	Purchase
3/11/2010	5,741	64.4037	369,741.64	Purchase
3/11/2010	23,926	64.4037	1,540,922.93	Purchase
3/11/2010	37,778	64.4037	2,433,042.98	Purchase
3/11/2010	11,069	64.4037	712,884.56	Purchase
3/11/2010	1,186	64.4037	76,382.79	Purchase
3/11/2010	10,253	64.4037	660,331.14	Purchase
3/11/2010	3,603	64.4037	232,046.53	Purchase
3/11/2010	1,981	64.4037	127,583.73	Purchase
3/11/2010	4,463	64.4037	287,433.71	Purchase
3/15/2010	8,912	64.1321	571,545.28	Purchase
3/15/2010	9,578	64.1321	614,257.25	Purchase
3/15/2010	15,123	64.1321	969,869.75	Purchase
3/15/2010	5,885	64.1321	377,417.41	Purchase
3/15/2010	474	64.13211	30,398.62	Purchase
3/15/2010	5,453	64.1321	349,712.34	Purchase
3/15/2010	1,995	64.1321	127,943.54	Purchase
3/15/2010	794	64.1321	50,920.89	Purchase
3/15/2010	1,786	64.1321	114,539.93	Purchase
3/19/2010	8,600	61.53674	529,215.96	Purchase
3/19/2010	8,100	61.53674	498,447.59	Purchase
3/19/2010	2,800	61.53674	172,302.87	Purchase
4/1/2010	33,696	64.1417	2,161,318.72	Purchase
4/7/2010	13,300	63.7356	847,683.48	Purchase
4/8/2010	12,400	63.9765	793,308.60	Purchase
4/8/2010	4,800	64.0165	307,279.20	Purchase
4/8/2010	25,017	63.9765	1,600,500.10	Purchase

(d) The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this Statement as beneficially owned by each Reporting Person is held by York Capital, York Investment, York Select, York Select Master, York Global Value, York Enhanced Strategies, York Long Enhanced, Jorvik or the Managed Accounts, as the case may be, as the advisory clients of such Reporting Person. The Reporting Persons disclaim beneficial ownership of all shares of Common Stock reported in this Statement pursuant to Rule 13d-4 under the Exchange Act.

Page 17 of 21 Pages

Except as set forth in this Item 5(d), to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other shares of Common Stock deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in response to Item 4 above is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

The exhibits listed on the Index of Exhibits of this Statement are filed herewith.

Page 18 of 21 Pages

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: April 12, 2010

JGD MANAGEMENT CORP.

By:	/S/ ADAM J. SEMLER
Adam J. Semler
Chief Operating Officer

Page 19 of 21 Pages

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: April 12, 2010

YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC

By:	/S/ ADAM J. SEMLER
Adam J. Semler
Chief Operating Officer

Page 20 of 21 Pages

INDEX OF EXHIBITS

Exhibit No.	Description

1	Agreement of Joint Filing dated April 12, 2010 by and among JGD Management Corp. and York Capital Management Global Advisors, LLC.

2	Directors and Executive Officers of JGD Management Corp.

Page 21 of 21 Pages